Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PROVIDES AN UPDATE ON THE STATUS OF ITS OPERATIONS

AMID COVID-19

Valcourt, Quebec, March 30, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) has announced that, due to the rapid evolution of the COVID-19 situation, we are temporarily suspending or slowing down all our powersports and marine manufacturing operations around the world. These actions are being taken to allow us to evaluate and respond to the changing conditions, as well as to respect international health and safety recommendations in the face of the current crisis.

Each facility manufactures different products and, therefore, production line temporary slowdowns or suspensions vary according to local regulations, all of which are being monitored and adjusted daily. Regional solutions are being tailored to protect our employees and maintain our ability to resume production as soon as feasible.

When and at what frequency the different production lines resume will vary, and the situation is being monitored closely. Slowdowns or reduced work hours are also being implemented for office staff worldwide.

BRP is remaining very agile during the quickly evolving by deploying prudent measures, in order to ensure the safety of our employees and partners.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 13,500 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

Caution concerning forward-looking statements

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements regarding the measures taken by the Company in the context of COVID-19, the Company’s expectations regarding the suspension or resumption of its operations and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:

Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com